                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                     FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                    358433100
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                                 (CUSIP Number)


                               SEPTEMBER 30, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Capital LLC
       04-3397165

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]

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 3   SEC USE ONLY


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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                               5    SOLE VOTING POWER
                                      808,400
   NUMBER OF
    SHARES                    --------------------------------------------------
BENEFICIALLY OWNED             6    SHARED VOTING POWER
    BY EACH                           -0-
   REPORTING
    PERSON                    --------------------------------------------------
     WITH                      7    SOLE DISPOSITIVE POWER
                                      1,040,500

                              --------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                      -0-

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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,174,200 shares (see Item 4(a) of attached Schedule)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

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12   TYPE OF REPORTING PERSON*

     IA

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 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Asset Management LLC
       04-3402072

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                               5    SOLE VOTING POWER
                                      133,700
   NUMBER OF
    SHARES                    --------------------------------------------------
BENEFICIALLY OWNED             6    SHARED VOTING POWER
    BY EACH                           -0-
   REPORTING
    PERSON                    --------------------------------------------------
     WITH                      7    SOLE DISPOSITIVE POWER
                                      133,700

                              --------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,174,200 shares (see Item 4(a) of attached Schedule)

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IA

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                                  SCHEDULE 13G

Item 1(a).    NAME OF ISSUER:  Friedman, Billings, Ramsey Group, Inc.

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       1001 Nineteenth Street North
                       Arlington, VA 22209

Item 2(a). NAMES OF PERSONS FILING: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
              RESIDENCE: The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). CITIZENSHIP: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).    TITLE OF CLASS OF SECURITIES: Class A Common Stock

Item 2(e).    CUSIP NUMBER:     358433100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act);

              (b) [ ]  Bank as defined in Section 3(a)(6) of the Act;

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

              (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


              If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 1,174,200 shares as of September 30, 2001.

                  HRC was the record owner of 1,040,500 shares as of September 30, 2001. HRAM was the record owner of 133,700 shares as of September 30, 2001. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 1,174,200 shares as of September 30, 2001.

              (b) Percent of Class: HRC: 5.8%; HRAM: 0.8%


              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                             HRC:  808,400 shares
                             HRAM: 133,700 shares

                  (ii)  shared power to vote or to direct the vote:
                             HRC:  0 shares
                             HRAM: 0 shares

                  (iii) sole power to dispose or to direct the disposition of:
                             HRC:  1,040,500 shares
                             HRAM: 133,700 shares

                  (iv)  shared power to dispose or to direct the disposition of:
                             HRC:  0 shares
                             HRAM: 0 shares

               Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of Friedman, Billings, Ramsey Group, Inc., except, in the case of HRC, for the 1,040,500 shares that it holds of record and, in the case of HRAM, for the 133,700 shares that it holds of record.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.       NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.      CERTIFICATIONS.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2001


HIGH ROCK CAPITAL LLC

By:  High Rock Capital LLC

By: /s/ David L. Diamond
   ------------------------------------------
   David L. Diamond,
   President


HIGH ROCK ASSET MANAGEMENT LLC

By:  High Rock Asset Management LLC

By: /s/ David L. Diamond
   ------------------------------------------
   David L. Diamond,
   President